

September 21, 2010

Mr. Frederic Villoutreix
Chief Executive Officer
Schweitzer-Mauduit International, Inc.
100 North Point Center East
Alpharetta, GA 30022-8246

> **Re: Schweitzer-Mauduit International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 001-13948**
> **Schedule 14A**
> **Filed March 8, 2010**

Dear Mr. Villoutreix:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 30

Year Ended December 31, 2009 Compared with the Year Ended December 31, 2009, page 30

Net Sales, page 30

1.   We note your response to comment two of our letter dated May 27, 2010. Please describe to us the extent of the services being provided by certain employees at the Malaucène facility at December 31, 2009 and continuing into fiscal 2010 that you considered run-off operations, and tell us if these services are still being provided.

2.   We note in your response to comment two of our letter dated May 27, 2010 that the Malaucène mill should not be reported as discontinued operations as of December 31, 2009 since the assets had not been disposed of by abandonment. We also note on page 25 that you closed the finished tipping mill in Malaucène, France in the fourth quarter of 2009, and in Ex. 99.1 to your May 5, 2010 Form 8-K that your Malaucène facility is no longer operating. Please explain to us how you considered FASB ASC 360-10-35-47 as it appears to us that this facility ceases to be used based on your public disclosures.

Schedule 14A, filed March 8, 2010

3.   We note the draft disclosure provided to us on September 10, 2010 related to prior comment seven from our letter dated May 27, 2010. Please revise the relevant footnotes to your Summary Compensation and Grants of Plan Based Awards tables to indicate that you are presenting the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Also, please advise us how you considered Instruction 3 to Item 402(c)(2)(v).

4.   In reviewing your proposed disclosure it was unclear to us why the total amounts reported under Grant Date Fair Market Value of Stock Awards in your Grants of Plan-Based Awards tables were inconsistent with the amounts disclosed under Stock Awards in the 2009 Summary Compensation Table. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 with any other questions.

Sincerely,

John Reynolds
Assistant Director